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                                                                EXHIBIT NO. 99.1


ALTAREX ANNOUNCES ADDITIONAL U.S. $2.5 MILLION INVESTMENT BY UNITED THERAPEUTICS UNDER EXISTING COLLABORATION

WALTHAM, Mass., Aug. 15 /CNW/ - AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK) announced today that, pursuant to the terms of its collaboration with United Therapeutics Corporation of Silver Spring, Maryland, United Therapeutics has exercised a warrant issued upon the execution of the collaboration for the purchase of 3.25 million common shares of AltaRex for a total purchase price of U.S. $1,625,000. Further, United Therapeutics has purchased a debenture in the principal amount of U.S. $875,000, of which U.S. $441,690 will automatically convert into 883,380 common shares of AltaRex on August 20, 2002. AltaRex also announced that, as previously disclosed, the Company will issue 100,000 common shares to United Therapeutics upon the automatic conversion on August 21, 2002 of the initial debenture in the principal amount of U.S. $50,000 issued to United Therapeutics on April 17, 2002. After giving effect to the issuance of the common shares to be issued upon exercise of the warrant and upon conversion of the debentures described above, the Company understands that United Therapeutics will hold approximately 19.9% of the outstanding common shares of AltaRex.

(Logo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO)

All of the securities described in this press release have been issued on a private placement basis. United Therapeutics has the right to purchase 19.9% of certain future financings of AltaRex.

The warrant exercise and debenture purchase were made pursuant to the terms of the collaboration between AltaRex and United Therapeutics under which AltaRex granted an exclusive worldwide license to United, with the exception of rights retained by AltaRex to the European Union and to certain other countries in accordance with existing commercialization agreements, for the development of five monoclonal antibodies that activate the immune system to treat cancer. The strategic collaboration is centered on OvaRex(R) (oregovomab) antibody for the treatment of metastatic ovarian cancer.

United Therapeutics is conducting a comprehensive review of the OvaRex(R) program for a period of up to 240 days and has assumed the cost of clinical trials, manufacturing and other development expenses as of the effective date of the agreement of April 17, 2002. Fourteen former AltaRex employees have transferred to a wholly-owned subsidiary of United Therapeutics. Under the collaboration, United Therapeutics had the right to exercise the warrant and to purchase the debenture until August 20, 2002.

In addition to the collaboration with United Therapeutics, AltaRex is focusing on other existing cancer programs with its Southern European partners for OvaRex(R) MAb and with Epigen for human carcinoma antigen. AltaRex is also seeking new collaborations to develop and commercialize its oncology pipeline in Northern Europe and to extend its platform technology to new therapeutic areas in partnered discovery programs.

AltaRex Corp. is focused on the research, development and commercialization of antigen-targeted antibody-based therapies for life threatening diseases utilizing monoclonal antibodies as immunotherapeutic agents.

For additional information about AltaRex, visit the Company website at http://www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that



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are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.


THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

FOR FURTHER INFORMATION

Trudy Chimko, Human Resources & Corporate Communications of AltaRex Corp., +1-781-672-0138, investor@altarex.com